

April 23, 2015

Gannon K. Giguiere
President, Chief Executive Officer, and Secretary
Separation Degrees – One, Inc.
77 Geary Street, 5th Floor
San Francisco, CA 94108

> **Re:** **Separation Degrees – One, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 3, 2015**
> **File No. 333-201698**

Dear Mr. Giguiere:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated February 20, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. With future amendments, please file a copy of your Form S-1 that has been marked to indicate changes. Refer to Rule 472 of the Securities Act of 1933, as amended and Item 310 of Regulation S-T.

2. Amendments to the Registration Statement on Form S-1 should contain a currently dated accountant's consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. As such, please include a currently dated auditor´s consent with your next amendment.

Prospectus Summary

Company Overview, page 5

3.   We reissue prior comment 6 in part. We note that you have retained multiple references to your clients, your clients' customers, your clients' needs, and the like. We specifically note the following statement on page 13: "We serve clients across a wide range of industries and geographies." Despite these statements, it appears that you do not currently have clients or customers. If true, please include a clear statement that you currently have no clients or customers and revise your disclosure as appropriate to refer to potential clients and customers. Provide similar disclosure in your Description of Business and disclose in that section that you have generated no revenues.

Risk Factors, page 7

4.   Regarding your response to prior comment 9, please tell us how you determined that the risk factor that began "You may have limited access…" relating to your reporting obligations under Section 15(d) of the Exchange Act no longer applies to you. It appears that you should revise to include the deleted risk factor and explain or omit the reference to "the protection of the ongoing private regulations" raised in our prior comment.

5.   Please add a risk factor discussing the conflicts of interest presented by the fact that your CEO and CFO are the Executive Chairman and CFO, respectively, of Eventure Interactive, a public company whose address—as disclosed in your initial filing—you share. Include in your risk factor that the CEO of Eventure Interactive, is also your Entrepreneur in Residence, as disclosed in Eventure Interactive's disclosures, though not disclosed in your filing. Also include that your primary asset was obtained from your CEO, an asset that was identical to the Eventure Interactive asset, as described in your initial filing.

Risks Related to our Business

We have no independent directors, which pose a significant risk…, page 11

6.   We note your statement that you "have chosen not to implement various corporate governance measures," which could adversely affect stockholder protections. Please revise to specify the corporate governance measures to which you refer.

Presently, our Founder Chief Executive Officer and Chairman has other …, page 11

7.   Please revise to provide a brief description of the businesses of Eventure Interactive and Shop To Brands and disclose the approximate number of hours per week Mr. Giguiere plans to devote to the business of Separation Degrees – One. Discuss any overlap among these businesses and whether you have a policy for addressing conflicts of interest. Also

quantify the number of hours he will devote to the business of Separation Degrees – One. Provide equivalent disclosure for your CFO, including an appropriately revised caption.

Description of Business

Company Overview, page 25

8.   We note your revisions in response to prior comment 17. Please expand to describe the material terms of the multiple consulting relationships that you purchased under the agreement in exhibit 10.3 and include a description of the consulting services to be rendered.

9.   Please tell us whether the software platform you purchased is market-ready. If further development is required, disclose the steps remaining prior to implementation and the estimated completion time.

10.   We note that Schedule 1.01(a) in exhibit 10.3 was revised after your initial filing but the date of the agreement was not changed. Please disclose the nature of and reason for this revision.

Employees and Consultants, page 31

11.   We note that the caption in this section continues to mention consultants. Please further clarify the employment status of your six employees in response to prior comment 19. Your disclosure should clearly indicate the number of consultants or full- or part-time employees.

Directors, Executive Officers, and Control Persons, page 33

12.   Regarding prior comment 23, we note that Eventure Interactive's annual report filed April 14, 2015 indicates that Mr. Giguiere served as Secretary and Chairman since November 21, 2012 and as President since July 1, 2014. He also served as Chief Executive Officer from November 21, 2012 until April 8, 2015. This is inconsistent with your disclosure on page 33. Please revise or advise.

You may Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. You may contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Sharon D. Mitchell, Esq.
        SD Mitchell & Associates, PLC